UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                (Name of Issuer)
                               SALANT CORPORATION

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    793897109

             (Date of Event Which Requires Filing of this Statement)
                                  June 25, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [   ]  Rule 13d-1(b)
       [ X ]  Rule 13d-1(c)
       [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Names of Reporting  Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     New Generation Advisers, Inc.
--------------------------------------------------------------------------------
(2)  Check  the  Appropriate  Box if a  Member  of a  Group
     (a) [  ]
     (b) [  ]

               Not Applicable
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     New Generation Advisers, Inc. is a Massachusetts corporation.
--------------------------------------------------------------------------------
Number of                  (5)      Sole Voting Power
Shares                                                                 Nil
Benefici-                  -----------------------------------------------------
ally Owned                 (6)      Shared Voting Power
by Each                                                                10,500
Reporting                  -----------------------------------------------------
Person With                (7)      Sole Dispositive Power
                                                                       Nil
                           -----------------------------------------------------
                           (8)      Shared Dispositive Power
                                                                       10,500
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       10,500
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                    [ ]

--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9

                                                                       0.1%

--------------------------------------------------------------------------------

(12) Type of Reporting Person
     CO

--------------------------------------------------------------------------------

                                            Item 1(a)

Name of Issuer:

Salant Corporation

                                            Item 1(b)


Address of Issuer's Principal Executive Offices:

1114 Avenue of the Americas
36th Floor
New York, NY 10036

                                            Item 2(a)

Name of Person Filing:

       New Generation Advisers, Inc.

New Generation Advisers, Inc. formerly filed a joint Schedule 13G regarding shares of Salant owned by Pichin Corp. Master Trust for TWA Retirement Plans and ACF Industries, Incorporated Master Trust which were indirectly controlled by New Generation Advisers, Inc., a Massachusetts Corporation and SEC registered investment adviser, by virtue of the fact that New Generation had the authority to vote and dispose of the Salant shares on behalf of the trusts. New Generation Advisers, Inc. is no longer the investment manager of the Pichin Corp. Master Trust for TWA Retirement Plans or ACF Industries, Incorporated Master Trust. Accordingly, New Generation Advisers, Inc. will no longer be required to report under Regulation 13D-G with respect to Salant Corporation.


                                            Item 2(b)

Address of Principal Business Office:


New Generation Advisers, Inc.
225 Friend Street, Suite 801
Boston, MA 02114


                                            Item 2(c)

Citizenship:

       New Generation Advisers, Inc. is a Massachusetts corporation.

                                            Item 2(d)

Title of Class of Securities:

Common Stock ($1.00 par value per share)


                                            Item 2(e)

CUSIP Number:

                                    793897109
--------------------------------------------------------------------------------

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a) (6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


                                             Item 4

Ownership.

          (a) Amount Beneficially Owned: 10,500

          (b) Percent of Class: 0.1%

          (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote: Nil

               (ii)   Shared power to vote or to direct the vote: 10,500

               (iii)  Sole power to dispose or to direct the disposition of: Nil

               (iv) Shared power to dispose or to direct the disposition of: 10,500

--------------------------------------------------------------------------------

                                             Item 5

Ownership of Five Percent or Less of a Class [ X ]

--------------------------------------------------------------------------------

                                             Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            Not Applicable
--------------------------------------------------------------------------------

                                             Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable
--------------------------------------------------------------------------------

                                             Item 8

Identification and Classification of Members of the Group.

        Not Applicable
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                                             Item 9

Notice of Dissolution of Group.

        Not Applicable
--------------------------------------------------------------------------------

                                             Item 10

Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Signature.

     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.




Date:               February 11, 2002

                    NEW GENERATION ADVISERS, INC.


Signature:          /S/ GEORGE PUTNAM
                    ------------------------------------------------------------
Name/Title:         George Putnam, President

                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).